08004151

COMPASS
GROUP

RECEIVED
2008 AUG 11 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Air Mail

PROCESSED
AUG 12 2008
THOMSON REUTERS

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

1 August 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – announcement re analyst and investor site visit at the global H.Q. of Compass Group PLC (July 22, 2008).

2. Compass Group PLC – announcement re third quarter Interim Management Statement (July 28, 2008).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at June 30, 2008, in accordance with the Disclosure and Transparency Rules (July 1, 2008).

2. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 1, 2008).

3. Notification from Compass Group PLC relating to the purchase of 400,000 of its own shares for cancellation (July 2, 2008).

4. Notification from Compass Group PLC relating to the purchase of 400,000 of its own shares for cancellation (July 3, 2008).

5. Notification from Compass Group PLC relating to Director/PDMR interest (Susan Murray) (July 3, 2008).

6. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 4, 2008).

7. Notification from Compass Group PLC relating to the purchase of 400,000 of its own shares for cancellation (July 7, 2008).

8. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 8, 2008).

9. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 9, 2008).

10. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 10, 2008).

11. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 11, 2008).

12. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 14, 2008).

13. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 15, 2008).

14. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 16, 2008).

15. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 17, 2008).

16. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 18, 2008).

17. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 21, 2008).

18. Notification from Compass Group PLC relating to an analyst and investor site visit at the global H.Q. of Compass Group PLC (July 22, 2008).

19. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 22, 2008).

20. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 23, 2008).

21. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 24, 2008).

22. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 25, 2008).

23. Notification from Compass Group PLC relating the Third Quarter Interim Management Statement (July 28, 2008).

24. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 30, 2008).

25. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (July 31, 2008).

26. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at July 31, 2008, in accordance with the Disclosure and Transparency Rules (July 31, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 130,193 shares (July 7, 2008).

2. Companies Form No. 88(2) – Return of allotment of 23,694 shares (July 11, 2008).

3. Companies House Form No.169 - Return by a company purchasing 1,000,000 of its own shares for cancellation (July 16, 2008).

4. Companies House Form No.169 – Return by a company purchasing 1,100,000 of its own shares for cancellation (July 16, 2008).

5. Companies House Form No. 88(2) – Return of allotment of 205,193 (July 21, 2008).

6. Companies House Form No.169 – Return by a company purchasing 900,000 of its own shares for cancellation (July 22, 2008).

7. Companies House Form No.169 – Return by a company purchasing 900,000 of its own shares for cancellation (July 22, 2008).

COMPASS
GROUP

8. Companies House Form No. 88(2) – Return of allotment of 49,310 (July 25, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V. Derham.

Andrew V Derham
Deputy Company Secretary

Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

22 July 2008

COMPASS GROUP

COMPASS GROUP PLC

ANALYST AND INVESTOR SITE VISIT AT THE GLOBAL HEADQUARTERS OF COMPASS GROUP PLC

Compass Group PLC is hosting a visit for analysts and investors on Tuesday 22 July 2008 at their global headquarters, Chertsey, Surrey, England, where the Group's new Innovation Centre has recently opened. The visit will include presentations on how the Group's MAP (Management and Performance) framework is being embedded across the organisation and how our market is developing in our major countries. No material new information will be disclosed in the presentations and there will be no update on current trading.

Copies of the presentations will be made available on the Compass Group PLC website, www.compass-group.com, on Tuesday 22 July 2008.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Andrew Martin, Group Finance Director
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

COMPASS
GROUP

Strictly Private & Confidential

28 July 2008

Compass Group PLC
"Compass" or "the Group"

Third Quarter Interim Management Statement

This statement updates investors on the Group's performance in the nine months to 30 June 2008.

The Group

The Group has had a strong third quarter with global revenues continuing to increase organically in line with the growth levels seen in the first six months of the year. We are performing well across our geographies as we continue to benefit from the operational focus provided by the MAP framework. Operating profits are running well ahead of those in the same quarter last year, as we deliver margin growth over the same quarter last year, in line with the level of margin growth seen in the first six months of the year. Free cash flow conversion remains extremely strong, due to our more intelligent investment in capital expenditure and day to day management of working capital.

We are continuing to see good progress in mitigating the impact of input cost increases through the delivery of efficiency savings including menu planning and labour scheduling and we are increasing our focus on in unit overheads in the same way as on food and labour costs.

North America

In North America, all sectors are generating organic revenue growth in the quarter at similar levels to those seen in the first six months of the year. For the year to date, the Remote business is performing particularly well as a result of the increased activity in the extractive industries. The Sports & Leisure business has benefited from trade shows at convention centres and good attendance at sports facilities including additional MLB and NFL play-off games.

The positive trend in quality revenue growth and tight control of costs (in particular overheads and a focus on purchasing compliance) have resulted in margin growth over the same quarter last year, in line with the level of margin growth seen in the first six months of the year.

Continental Europe

In Continental Europe, organic revenue growth in the quarter has continued at similar levels to those seen in the first six months of the year. Spain and the Nordic region are significant drivers of the improvement. In Spain, organic revenue growth in all sectors has been strong with a good balance of new business wins, excellent retention and like for like growth, whilst the Nordic region continues to benefit from the high activity in the oil and gas industry. Good progress is being made with the ongoing application of MAP across all countries and this is helping to deliver the strong improvement in margin, in line with the level of margin growth seen in the first six months of the year.

UK

In the UK, revenues and operating profit for the quarter remain in line with the same period last year. As we outlined in May, we are continuing to simplify the business processes and are increasing our focus on generating quality revenue growth and improving our retention levels which will allow the business to move forward.

Rest of the World

Organic revenue growth in the third quarter has remained strong in the Rest of the World, in line with that seen in the first six months of the year. This has been driven by our Brazilian, South African, UAE and Remote businesses. Margin growth in the quarter is slightly ahead of that seen in the first six months of the year with good progress in the geographies listed above as well as in Japan and Australia.

Acquisitions

The Group is pleased to announce that it has completed the acquisition of Medi-Dyn, a provider of healthcare support services in the USA, from Messrs Larry Brown, Scott Brown and Randy Scott for approximately $50 million. The annual revenues of the business are $50 million and the services and business model align very closely to that of Crothall, the Group's support services business in the USA.

Share Buy Back Programme

The Group commenced a further £400 million share buy-back programme on 1 July 2008, as announced at the Interim Results. Between 1 July 2008 and 27 July 2008, the Group repurchased for cancellation six million ordinary shares for a total consideration of £21 million, excluding expenses.

There has been no significant change in the financial position of the Group in the period since the end of the first half.

Outlook

We have had another strong quarter, building on our improved trading performance since the introduction of MAP. Our diversified and robust business model continues to give us confidence about the full year and the future potential of the business.

Ahead of our preliminary results announcement on 26 November 2008, there will be a pre-close trading update issued on 29 September 2008.

ENDS

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £10 billion operating in 62 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2007 Annual Report and Accounts.

(d) This Interim Management Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

Enquiries:

Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:16 01-Jul-08
Number	9816X09

RNS Number : 9816X
Compass Group PLC
01 July 2008

Compass Group PLC - Total Voting Rights and Capital as at 30 June 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 June 2008 its issued share capital consists of 1,856,628,334 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,856,628,334, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,856,628,334 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the

FSA's Disclosure and Transparency Rules.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:36 01-Jul-08
Number	0812Y17

RNS Number : 0812Y
Compass Group PLC
01 July 2008

1st July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 363.437148 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 02-Jul-08
Number	1952Y17

RNS Number : 1952Y
Compass Group PLC
02 July 2008

2 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 July 2008 it purchased for cancellation 400,000 ordinary shares at a price of 350.006222 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:41 03-Jul-08
Number	3056Y17

RNS Number : 3056Y
Compass Group PLC
03 July 2008

3 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 July 2008 it purchased for cancellation 400,000 ordinary shares at a price of 347.11817 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	16:08 03-Jul-08
Number	2874Y16

RNS Number : 2874Y
Compass Group PLC
03 July 2008

3 July 2008

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") confirms that Susan Murray, a non-executive director of the Company, has today acquired a shareholding in the Company by the purchase of 2,500 ordinary shares at a purchase price of 350.5p pence each per share.

As a result of this transaction, Ms Murray now holds 2,500 ordinary shares of 10 pence each in the capital of the Company.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary

Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 04-Jul-08
Number	4101Y17

RNS Number : 4101Y
Compass Group PLC
04 July 2008

4 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 342.722716 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:38 07-Jul-08
Number	5137Y17

RNS Number : 5137Y
Compass Group PLC
07 July 2008

7 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 July 2008 it purchased for cancellation 400,000 ordinary shares at a price of 345.928961 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:27 08-Jul-08
Number	6251Y17

RNS Number : 6251Y
Compass Group PLC
08 July 2008

8 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 346.018833 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 09-Jul-08
Number	7325Y17

RNS Number : 7325Y
Compass Group PLC
09 July 2008

9 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 354.459671 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 10-Jul-08
Number	8431Y17

RNS Number : 8431Y
Compass Group PLC
10 July 2008

10 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 351.120833 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 11-Jul-08
Number	9432Y17

RNS Number : 9432Y
Compass Group PLC
11 July 2008

11 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 344.842553 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 14-Jul-08
Number	0414Z17

RNS Number : 0414Z
Compass Group PLC
14 July 2008

14 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 347.9275 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 15-Jul-08
Number	1466Z17

RNS Number : 1466Z
Compass Group PLC
15 July 2008

15 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 342.9329 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 16-Jul-08
Number	2478Z17

RNS Number : 2478Z
Compass Group PLC
16 July 2008

16 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 342.20366 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 17-Jul-08
Number	3467Z16

RNS Number : 3467Z
Compass Group PLC
17 July 2008

17 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 354.103031 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 18-Jul-08
Number	4531Z17

RNS Number : 4531Z
Compass Group PLC
18 July 2008

18 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 357.929527 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 21-Jul-08
Number	5546Z17

RNS Number : 5546Z
Compass Group PLC
21 July 2008

21 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 360.304698 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	ANALYST AND INVESTOR SITE VISIT
Released	07:00 22-Jul-08
Number	5624Z07

RNS Number : 5624Z
Compass Group PLC
22 July 2008

22 July 2008

COMPASS GROUP PLC

ANALYST AND INVESTOR SITE VISIT AT THE GLOBAL HEADQUARTERS OF COMPASS GROUP PLC

Compass Group PLC is hosting a visit for analysts and investors on Tuesday 22 July 2008 at their global headquarters, Chertsey, Surrey, England, where the Group's new Innovation Centre has recently opened. The visit will include presentations on how the Group's MAP (Management and Performance) framework is being embedded across the organisation and how our market is developing in our major countries. No material new information will be disclosed in the presentations and there will be no update on current trading.

Copies of the presentations will be made available on the Compass Group PLC website, www.compass-group.com, on Tuesday 22 July 2008.

ENDS

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 22-Jul-08
Number	6509Z17

RNS Number : 6509Z
Compass Group PLC
22 July 2008

22 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 360.901984 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:52 23-Jul-08
Number	7463Z16

RNS Number : 7463Z
Compass Group PLC
23 July 2008

23 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 373.76701 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC
01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 24-Jul-08
Number	8474Z17

RNS Number : 8474Z
Compass Group PLC
24 July 2008

24 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 358.1428 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 25-Jul-08
Number	9491Z16

RNS Number : 9491Z
Compass Group PLC
25 July 2008

25 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 345.97844 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Management Statement
Released	07:00 28-Jul-08
Number	9595Z07

RNS Number : 9595Z
Compass Group PLC
28 July 2008

Compass Group PLC
"Compass" or "the Group"

Third Quarter Interim Management Statement

This statement updates investors on the Group's performance in the nine months to 30 June 2008.

The Group

The Group has had a strong third quarter with global revenues continuing to increase organically in line with the growth levels seen in the first six months of the year. We are performing well across our geographies as we continue to benefit from the operational focus provided by the MAP framework. Operating profits are running well ahead of those in the same quarter last year, as we deliver margin growth over the same quarter last year, in line with the level of margin growth seen in the first six months of the year. Free cash flow conversion remains extremely strong, due to our more intelligent investment in capital expenditure and day to day management of working capital.

We are continuing to see good progress in mitigating the impact of input cost increases through the delivery of efficiency savings including menu planning and labour scheduling and we are increasing our focus on in unit overheads in the same way as on food and labour costs.

North America

In North America, all sectors are generating organic revenue growth in the quarter at similar levels to those seen in the first six months of the year. For the

year to date, the Remote business is performing particularly well as a result of the increased activity in the extractive industries. The Sports & Leisure business has benefited from trade shows at convention centres and good attendance at sports facilities including additional MLB and NFL play-off games.

The positive trend in quality revenue growth and tight control of costs (in particular overheads and a focus on purchasing compliance) have resulted in margin growth over the same quarter last year, in line with the level of margin growth seen in the first six months of the year.

Continental Europe

In Continental Europe, organic revenue growth in the quarter has continued at similar levels to those seen in the first six months of the year. Spain and the Nordic region are significant drivers of the improvement. In Spain, organic revenue growth in all sectors has been strong with a good balance of new business wins, excellent retention and like for like growth, whilst the Nordic region continues to benefit from the high activity in the oil and gas industry. Good progress is being made with the ongoing application of MAP across all countries and this is helping to deliver the strong improvement in margin, in line with the level of margin growth seen in the first six months of the year.

UK

In the UK, revenues and operating profit for the quarter remain in line with the same period last year. As we outlined in May, we are continuing to simplify the business processes and are increasing our focus on generating quality revenue growth and improving our retention levels which will allow the business to move forward.

Rest of the World

Organic revenue growth in the third quarter has remained strong in the Rest of the World, in line with that seen in the first six months of the year. This has been driven by our Brazilian, South African, UAE and Remote businesses. Margin growth in the quarter is slightly ahead of that seen in the first six months of the year with good progress in the geographies listed above as well as in Japan and Australia.

Acquisitions

The Group is pleased to announce that it has completed the acquisition of Medi-Dyn, a provider of healthcare support services in the USA, from Messrs Larry Brown, Scott Brown and Randy Scott for approximately $50 million. The annual revenues of the business are $50 million and the services and business model align very closely to that of Crothall, the Group's support services business in the USA.

Share Buy Back Programme

The Group commenced a further £400 million share buy-back programme on 1 July 2008, as announced at the Interim Results. Between 1 July 2008 and 27 July 2008, the Group repurchased for cancellation six million ordinary shares for a total consideration of £21 million, excluding expenses.

There has been no significant change in the financial position of the Group in the period since the end of the first half.

Outlook

We have had another strong quarter, building on our improved trading performance since the introduction of MAP. Our diversified and robust business model continues to give us confidence about the full year and the future potential of the business.

Ahead of our preliminary results announcement on 26 November 2008, there will be a pre-close trading update issued on 29 September 2008.

ENDS

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £10 billion operating in 62 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2007 Annual Report and Accounts.

(d) This Interim Management Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These

statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

Enquiries:

Investors/Analysts	AndrewMartin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: | www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section   Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 30-Jul-08
Number	2631A17

RNS Number : 2631A
Compass Group PLC
30 July 2008

30 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 370.4019 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 31-Jul-08
Number	3951A17

RNS Number : 3951A
Compass Group PLC
31 July 2008

31 July 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 July 2008 it purchased for cancellation 300,000 ordinary shares at a price of 365.341058 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

RECEIVED

2008 AUG 11 A 7:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 30 Month 06 Year 2008	Day 04 Month 07 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,719	24,650	1,406
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CM

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 30 Month 06 Year 2008	Day 04 Month 07 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,335	8,695	22,938
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

CMf

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	06	2008	04	07	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,200	29,000	23,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Chy

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	06	2008	04	07	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.56		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CMf

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	112,733
Name(s): Miss Kathy Laura Brandon Address: 59 Morningtons, Harlow, Essex UK Postcode: CM19 4QJ	Ordinary	200
Name(s): Mrs Carole P Cole Address: 7 Lewis Avenue, Longford, Gloucester UK Postcode: GL2 9BQ	Ordinary	2,284
Name(s): Mrs Yvonne Gribben Address: 38 Blairston Avenue, Bothwell, Glasglow UK Postcode: G71 8SA	Ordinary	5,022
Name(s): Please see attached additional schedule. Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed: [signature] Date: 7/4/08

** A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

CM

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Christine Hotchin 127 Buckingham Avenue Scunthorpe South Humberside DN15 8NS	Ordinary	2,008
Ms Susan Jane Miller 10 Irwin Road Bedford MK40 3UL	Ordinary	5,335
Mr Ray Nobbs 44 Albert Road Deal Kent CT14 9RD	Ordinary	1,607
Mr Peter Trueland 27 Bowling Close Harpenden Herts AL5 1QP	Ordinary	1,004

CM

RECEIVED
2008 AUG 11 A 7:34
FICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	07	2008	11	07	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,244	4,950	1,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	07	2008	11	07	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,000	3,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	13,450
UK Postcode E14 5LB		
Name(s) Mr Nigel Jones	Class of shares allotted	Number allotted
Address 123 Windingbrook Lane, Collingtree Park, Northampton	Ordinary	5,022
UK Postcode NN4 0XN		
Name(s) Mr Paul Lynch	Class of shares allotted	Number allotted
Address 147 Margate Road, Ramsgate, Kent	Ordinary	5,022
UK Postcode CT12 6SX		
Name(s) Miss Tina Richmond	Class of shares allotted	Number allotted
Address Ogg Farm, Composition Lane, Winteringham, Scunthorpe, South Humberside	Ordinary	200
UK Postcode DN15 9ND		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/7/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2008 AUG 11 A 7:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

CHWP000

17250

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	400,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	9 July 2008	10 July 2008	11 July 2008
Maximum prices paid § for each share	342.7227	345.9290	346.0188
Minimum prices paid § for each share	342.7227	345.9290	346.0188

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,449,941.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 17,250.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 16/7/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
2008 AUG 11 A 7
OFFICE OF INTERNATI[illegible]
CORPORATE FINAN[illegible]

19395

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do [illegible] the s[illegible] For In[illegible] use on[illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company numbe[illegible]
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the abov[illegible] follows:

Class of shares	Ordinary	Ordinary	O[illegible]
Number of shares purchased	300,000	400,000	4[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	4 July 2008	7 July 2008	8 July 2008
Maximum prices paid § for each share	363.4371	350.0062	347.1182
Minimum prices paid § for each share	363.4371	350.0062	347.1182

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,878,809.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 19,395.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 16/7/2008

Presenter's name address and reference (if any):

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED
2008 AUG 11 A 7:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	07	2008	18	07	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,210	35,000	63,150
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14 07 2008	18 07 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,730	21,103	38,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	07	2008	18	07	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	28,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	194,733
UK Postcode E14 5LB		
Name(s): Mr Patrick Cullen	Class of shares allotted	Number allotted
Address: 15 Lawrence Road, London	Ordinary	1,250
UK Postcode W5 4XJ		
Name(s): Ms Irene Collins	Class of shares allotted	Number allotted
Address: 81 Old Mill, Ratoath, Co Meath, Ireland	Ordinary	4,287
UK Postcode		
Name(s): Mrs Heather Cox	Class of shares allotted	Number allotted
Address: 26 The Silvers, Broadstairs, Kent	Ordinary	1,486
UK Postcode CT10 2PF		
Name(s): Mrs Denise Drew	Class of shares allotted	Number allotted
Address: 12 Gorse View, Knodishall, Saxmundham, Suffolk	Ordinary	3,437
UK Postcode IP17 1TS		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MWhite Date 21/7/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager~~ / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
2008 AUG 11 A 7 4
...CE OF INTERNATIONAL
CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14 July 2008	15 July 2008	16 July 2008
Maximum prices paid § for each share	354.4596	351.1208	344.8425
Minimum prices paid § for each share	354.4596	351.1208	344.8425

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,151,270
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 15,760

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 22/7/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
2008 AUG 11 A 7:3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

FIVE HUNDRED POUNDS 30 7 08

FIFTEEN THOUSAND POUNDS 30 7 08

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	17 July 2008	18 July 2008	21 July 2008
Maximum prices paid § for each share	347.9275	342.9329	342.2036
Minimum prices paid § for each share	347.9275	342.9329	342.2036

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,099,192
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 15,500

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 22/7/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

RECEIVED

2008 AUG 11 A 7:34

[illegible] OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	07	2008	25	07	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,050	510	750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.2925	£2.668	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	21	07	2008
To	25	07	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	19,000	17,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted: Ordinary	Number allotted: 48,862
Name(s): Miss Joanne Cox Address: 26 The Silvers, Broadstairs, Kent UK Postcode CT10 2PF	Class of shares allotted: Ordinary	Number allotted: 448
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/7/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange